

December 12, 2013

Via E-mail
Mr. Stephen C. Larkin
Chief Executive Officer
Bayou City Exploration, Inc.
632 Adams Street, Suite 700
Bowling Green, KY 42101

> **Re:**   **Bayou City Exploration, Inc.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.**
> **Filed November 18, 2013**
> **File No. 005-81648**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 18, 2013**
> **File No. 000-27443**

Dear Mr. Larkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Rule 13e-3 Transaction Statement on Schedule 13E-3

General

1.   We note the disclosure under various items of the Schedule 13E-3. Your Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the information statement and is incorporated by reference into the Schedule 13E-3.

Preliminary Information Statement on Schedule 14C

General

2.   Please clearly mark your information statement "Preliminary Copy." See Rule 14c-5(d)(1) of Regulation 14C.

3.   Please prominently disclose, preferably on the cover page of your information statement, that the market price of the common stock was recently almost four times the cash-out price to be used in the Rule 13e-3 transaction.

4.   Please disclose, in the body of the information statement, all financial projections prepared by or on behalf of the company that are materially related to the Rule 13e-3 transaction. We note the references to projections on page E-51.

Background of the Reverse/Forward Stock Split, page 11

5.   Please revise to describe more fully the deliberative process by which the board arrived at the cash-out price. For instance, you should disclose how the board determined where within the valuation range to set the cash-out price.

Effects of the Reverse/Forward Stock Split, page 12

6.   Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Effect of the Reverse/Forward Stock Split on Option Holders, page 14

7.   Please revise your disclosure to clarify how the board determined that the reverse/forward stock split will not cause dilution or enlargement of the benefits intended by you to be made available under outstanding options. We note in particular that option holders would appear to be receiving a larger percentage of outstanding common stock upon any exercise of options following the cash out.

Factors Considered to Determine Fairness, page 19

8.   Please revise your disclosure to clarify how fairness of the price is supported by the $2.00 closing price of the common stock on the most recent trading day before the board finally resolved to approve the transaction.

9.   Please disclose the extent to which the board considered historical stock prices, which appear to have ranged from $3.00 to $4.79 during the past three years. Please also disclose the extent to which the board considered market prices during the second quarter of 2013 and the third quarter of 2012.

10.   Please revise your disclosure on page 20 to clarify how the potential benefit of the transaction to you and your unaffiliated stockholders clearly outweighs the potential detriments. Please also revise your disclosure to clarify how affiliated and unaffiliated stockholders will receive equal treatment and face the same detriments throughout and subsequent to the transaction. We note in particular that no unaffiliated security holders will remain as security holders following the transaction, and that no affiliated security holders will be cashed out.

The ValueScope Report, page 21

11.   Please revise to more fully describe the qualifications of ValueScope. See Item 1015(b)(2) of Regulation M-A.

Income Approach, page 22

12.   Please disclose the specific discounts applied for each of lack of control and marketability. Please also disclose the discount rate used in the income approach.

Market Approach, page 22

13.   Please revise your disclosure to clarify why trading data for the period between April 11, 2013 and May 10, 2013 was not included in this analysis.

Cost Approach, page 23

14.   Please revise your disclosure to identify the asset that was adjusted on the company's balance sheet, and why management believes that the full book value of the asset was not likely to be recoverable. Please also disclose why the advisor applied a liquidity discount in the context of a liquidation.

Financing of the Reverse/Forward Stock Split, page 27

15.   Please reconcile the figures appearing in this section with the figures appearing throughout the rest of your document.

Financial Statements, page 28

16.   Please disclose the ratio of earnings to fixed charges and book value per share, on both an historical and pro forma basis. See Item 1010(a)(3)-(4) and (b)(2)-(3) of Regulation M-A.

Trading Market and Price of our Common Stock and Dividend Policy, page 31

17.   Please revise your disclosure to explain the apparent trading anomalies in the second
        quarter of 2013 and the third quarter of 2012, if known. Please also advise why you have
        disclosed high and low bid quotations, rather than high and low sales prices. See
        Item 1002(c) of Regulation M-A.

Exhibit E

18.   The staff notes disclaimers of responsibility by ValueScope relating to financial
        information and other data and information. While it may be acceptable to include
        qualifying language concerning subjective analyses, it is inappropriate to disclaim
        responsibility for statements made in the document. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from each filing
person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Lawrence B. Mandala, Esq.
        Munck Wilson Mandala, LLP